August 9, 2002

Dear Fellow Shareholders:

     This letter is to provide you with information relating to the Shareholder Rights Plan (the "Plan") that the Anacomp, Inc. Board of Directors adopted recently. We have enclosed a summary of the principal terms of the Plan, and we urge you to read it carefully.

     The Plan is designed to protect your interests in the event the Company is confronted with an unsolicited takeover attempt. The Plan contains provisions designed to deter unsolicited offers that do not treat all shareholders equally, acquisitions of significant blocks of shares in the open market at a price that does not include a control premium and other coercive takeover tactics which may impair the Board's ability to represent your interests fully. These tactics could unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their Common Stock. The Plan is similar to plans adopted by over 2,000 publicly held companies, and was adopted by the Board of Directors after consultation with the Company's investment bankers and counsel. We consider the Plan to be an effective tool in protecting your equity investment, while not preventing a fair acquisition offer.

     The Plan is not intended to prevent a takeover of the Company and will not do so. It is designed to deal with the possibility of unilateral actions by a hostile acquiror that are calculated to deprive the Board and the Company's shareholders of the ability to take actions to maximize shareholder value. The Plan does not preclude the Board from considering or accepting an offer to acquire all or part of the Company, if the Board believes the offer to be in the best interests of the Company's shareholders.

     The adoption of the Plan does not weaken the financial strength of the Company or interfere with our business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or you, and will not change the way in which you can trade the Company's stock. As explained in detail in the enclosed summary of the Plan, the Rights can only be exercised if and when a situation arises which the Plan was created to address.

     You are not required to take any action at this time. We recommend, however, that you read the enclosed summary of the many features of the Plan, and retain the summary with your Anacomp stock certificates or records. If you should require further information, a copy of the Plan is available from the Company's Secretary.

     The Board believes that the adoption of the Plan represents a sound and reasonable means of preserving the long-term value of the Company for all of our shareholders. We want to thank all shareholders for their continued support.

                                  Very truly yours,


                                  /s/ EDWARD P. SMOOT
                                  __________________________________
                                  Edward P.  Smoot
                                  Chairman of the Board of Directors